Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Altria Group Inc (MO)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Altria Group Inc (MO)
Vote Yes: Proposal # 5 Producer Responsibility for

Plastic Cigarette Waste

Annual Meeting: May 16, 2024

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Shareholders request the Altria Board issue a public report, at reasonable expense and excluding proprietary information, assessing the benefits to the Company of extended producer responsibility laws for spent tobacco filters for tobacco companies operating in the U.S. market.

SUPPORTING STATEMENT:  The report should assess at Board discretion:

•	The reputational, financial, and operational risks associated with failing to take responsibility for filter cleanup costs;

•	An appropriate level of voluntary financial contributions to support state cigarette filter cleanup efforts.

SUMMARY

Plastic pollution has reached crisis levels. 24 - 34 million metric tons of plastic end up in the world’s waterways annually,1 engendering serious harm to human health and the environment — and that figure may triple by 2040.2

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1 https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8; https://www.eurekalert.org/news-releases/871061

2 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

2024 Proxy Memo Altria Group Inc | Producer Responsibility for Plastic Cigarette Waste

Cigarette filters make up a significant portion of this pollution. Filters are likely the most littered form of plastic on the planet and the most littered item overall in the United States. In total, more than 4.5 trillion non-biodegradable filters, containing more than 15,000 plastic microfibers and thousands of toxic chemicals, are discarded every year, contributing up to 300,000 tons of plastic microfibers — along with heavy metals and nicotine3 — into the environment.4

The urgency and scale of the plastic pollution crisis has led to growing global momentum for extended producer responsibility (EPR) policies. EPR laws make manufacturers financially responsible for the end-of-life costs of their plastic products. In the U.S., adoption of such laws has increased rapidly in the last 20 years. The European Union’s Single-Use Plastics Directive recently imposed EPR on tobacco producers to cover the costs of collecting and processing cigarette filters, and Denmark, France, and Spain have already imposed cleanup fees.5

Adopting EPR may help mitigate the risks associated with pollution from a company’s products. This Proposal asks Altria to assess the potential benefits of adopting extended producer responsibility policies for the cleanup costs associated with the cigarette butt filters it manufacturers, the costs of failing to do so, and what is an appropriate level of voluntary financial support to support cleanup efforts.

Taking steps now to integrate EPR into Altria’s processes may reduce costs down the road. EPR laws are coming, and they pose a significant financial risk to the Company. The global cost of marine ecosystem damage and waste management for plastics in cigarette packaging and butts is estimated at $26 billion per year, according to a recent study.6 China spends $2.6 billion and India $766 million annually for cleanup.7 San Francisco estimates it spends $11 million per year for cigarette butt cleanup.8 By preparing for EPR laws and making voluntary efforts to adopt EPR, Altria can reduce the financial risk associated with transitioning to an EPR regime. Doing so now will put it in an advantageous position relative to its competitors in terms of anticipating and efficiently meeting new EPR regulations. Adopting voluntary EPR practices and supporting EPR laws may also help mitigate potential reputational risks faced by Altria associated with plastic pollution from its tobacco products.

RATIONALE FOR A YES VOTE

1.	Taking financial responsibility for cigarette butt cleanup could reduce financial risk associated with a global transition to an EPR regime and reputational risk associated with plastic pollution.

2.	Altria’s efforts to address the problem are inadequate.

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3 https://www.who.int/publications/i/item/9789240051287; https://oceanconservancy.org/wp-content/uploads/2023/06/ICCCharter-REDUCE-Report-2023-TFSOceanConservancy.pdf

4 https://fingfx.thomsonreuters.com/gfx/legaldocs/gdpzqykgevw/Cigarette%20Litter%20Complaint%20filed%20copy.pdf;

5 https://www.europarl.europa.eu/doceo/document/E-9-2023-000787_EN.html

6 https://www.ecowatch.com/plastic-pollution-cigarettes.html

7 https://www.who.int/publications/i/item/9789240051287

8 https://no-smoke.org/cigarette-butt-litter-an-expensive-hazard/

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2024 Proxy Memo Altria Group Inc | Producer Responsibility for Plastic Cigarette Waste

DISCUSSION

1.	Taking financial responsibility for cigarette butt cleanup could reduce financial risk associated with a global transition to an EPR regime and reputational risk associated with plastic pollution.

Extended Producer Responsibility is a policy in which a producer’s responsibility for a product is extended to the post-consumer stage of the product’s life cycle. In other words, the producer bears the responsibility to prevent or correct any damages resulting from use of its product.9

Cigarette plastic butt waste poses a potential $26 billion annual liability for the tobacco industry.10 This liability is not merely hypothetical. Already, the industry will be incurring substantial new financial responsibility as the European Union’s 27 member states begin to impose cleanup fees or taxes on the industry.11 Three countries already have fees in place (Denmark, France, and Spain).12

There is no reason to believe that EPR for cigarette filter waste will remain in Europe. EPR policies addressing plastic packaging originated in Europe, then spread rapidly to the United States. Today, there are more than 136 EPR laws in 33 states covering 18 product categories including tires, electronics, paint, batteries, carpet, and consumer packaging.13 Some jurisdictions have already acted with respect to EPR for cigarette waste. San Francisco imposes a litter abatement fee of $1.50 on each pack of cigarettes sold in the city.14 Baltimore filed a lawsuit with tobacco companies seeking compensatory and punitive damages for millions of dollars spent cleaning up tobacco waste, as well as an order for companies to clean up cigarette litter.15 The Network for Public Health Law reports that, already, “EPR undergirds some U.S. domestic laws relating to tobacco product waste,” including Maine and San Francisco.16

In light of the growing momentum toward EPR laws addressing tobacco waste, Altria can position itself to mitigate financial risk and enhance future competitiveness by taking steps now to assess the impact of those laws, including voluntarily embracing EPR for its products. Proactive management of this risk will mitigate future costs, demonstrate its good faith to lawmakers and regulators, and enhance the Company’s ability to compete in a post-EPR world.

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9 https://www.networkforphl.org/news-insights/short-and-long-term-considerations-in-reducing-the-environmental-harms-of-waste-from-tobacco-products/

10 https://www.ecowatch.com/plastic-pollution-cigarettes.html

11 https://www.europarl.europa.eu/doceo/document/E-9-2023-000787_EN.html

12 https://www.europarl.europa.eu/doceo/document/E-9-2023-000787_EN.html

13 https://productstewardship.us/

14 https://sftreasurer.org/business/taxes-fees/cigarette-litter-abatement-fee-cig

15 https://www.publichealthlawcenter.org/commentary/240126/1/25/24-victory-baltimore-tobacco-waste-lawsuit-case-returns-state-court.

16 https://www.networkforphl.org/news-insights/short-and-long-term-considerations-in-reducing-the-environmental-harms-of-waste-from-tobacco-products/

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2024 Proxy Memo Altria Group Inc | Producer Responsibility for Plastic Cigarette Waste

Taking financial responsibility for the cleanup costs associated with its filters may also help to mitigate reputational risk associated with plastic pollution from cigarette waste. Obviously, the tobacco industry faces intense reputational headwinds as it attempts to recover from the fallout of decades of failing to admit the deadly effects of cigarettes and secondhand smoke.17 As a consequence, more than 80% of Americans view cigarettes as unsafe and addictive.18

In this context, the reputational risks associated with cigarette waste pollution pose a new challenge. Cigarette butt waste continues to proliferate on land and beaches, threatening human health and the environment. One study indicated that small children who accidentally ingested cigarette butts exhibited symptoms of illness such as vomiting, nausea, lethargy, gagging, and flushing.19 Cigarette butts leach toxins into water, killing or injuring various forms of wildlife.20

Altria also faces reputational risk associated with plastic pollution. As plastic pollution becomes a growing matter of public concern and as EPR for cigarette waste increases in momentum, more consumers are likely to become aware of the significant contribution to plastic pollution from cigarette butts. For example, one survey found that only 13% of smokers knew filters were made of plastic, and 25% of smokers thought that discarding cigarette butts on the ground was appropriate.21 As awareness of the reality of this problem grows, so too will demand grow for stringent laws targeting cigarette filters. One Dutch survey found that 35% of smokers and 63% of non-smokers supported a filter ban.22

By endorsing the concept of EPR for tobacco waste and by assessing the voluntary actions Altria could take toward EPR, the Company could help address negative perception of the industry — and head off new concerns — by proactively taking responsibility for reducing the harm caused by improper disposal of its products. Doing so may help head off potential punitive legislation or litigation in addition to promoting its brand among consumers.

More than 100 leading companies have recognized the potential benefits associated with endorsing EPR laws, and have committed to promoting a circular economy for packaging through EPR.23 Our Company should assess the benefits of endorsing EPR policies, the costs of failing to do so, and what voluntary actions it can take to support efforts to cleanup waste associated with its products.

2.	Altria’s efforts to address the problem are inadequate.

Altria has yet to take meaningful advantage of the tremendous opportunity presented to it by endorsing and taking voluntary steps toward EPR. Altria has not publicly endorsed EPR, and it makes only minimal voluntary efforts.

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17 https://www.fightcancer.org/what-we-do/big-tobacco-lawsuit

18 https://www.psychiatry.org/news-room/news-releases/new-apa-poll-finds-americans-rate-cigarettes-as-mo

19 https://www.cdc.gov/mmwr/preview/mmwrhtml/00046181.htm

20 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3088407/; https://tobaccocontrol.bmj.com/content/20/Suppl_1/i17

21 https://merg.sdsu.edu/wp-content/uploads/2022/05/Tobacco-Product-Waste-in-California_-A-White-Paper.pdf

22 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10644169/

23 https://www.ellenmacarthurfoundation.org/extended-producer-responsibility/overview

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2024 Proxy Memo Altria Group Inc | Producer Responsibility for Plastic Cigarette Waste

To date, the Company’s response to cigarette waste appears to be limited to funding the Cigarette Litter Prevention Program operated by the non-profit group Keep America Beautiful. Altria says it has provided $16 million in funding since 2002, or about $727,000 per year. Unfortunately, this paltry sum barely moves the needle in terms of impact. San Francisco alone spends $11 million per year for cigarette butt cleanup.24 Studies indicate a range of annual cleanup costs of from $3 million to $16 million per U.S. city.25 In total, plastic pollution from cigarette butts costs roughly $26 billion per year — or roughly 36,000 times Altria’s annual contribution.26 Further, the KAB program only spends a portion of its funds on actual cleanup, as opposed to promotion of enforcing litter laws and raising issue awareness. Other industries collectively pay billions of dollars annually to EPR programs.27 Altria’s existing contributions do not reflect the scale of the problem, indicating that it is not yet ready to operate in a world where EPR legislation is increasingly common.

RESPONSE TO ALTRIA’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Altria’s statement in opposition says it prioritizes protecting the environment. However, none of its six “Responsibility Focus” areas deals directly with cigarette butt waste. Altria’s “Protect the Environment” focus area is centered on climate change, greenhouse gas emissions, water use, and reduced landfill waste.28 While the Company mentions cigarette butt litter, it does not disclose any actions it has taken to address this problem beyond donating to Keep America Beautiful.29

The Company’s opposition statement notes that cigarettes are already the most highly taxed consumer product in the U.S., and argues that states and localities have flexibility on how to use funds. The Company suggests that these governmental entities should direct a portion of existing tax revenue to litter prevention. But it would be harsh and unwise to divert funds intended to help mitigate the tragic health impacts of cigarette use to cleaning up plastic cigarette pollution. The reality is that plastic pollution represents an additional source of harm from cigarettes, requiring additional resources to address it.

As set forth above, EPR laws are widespread and affect numerous industries and products. Thousands of consumer goods companies in other business sectors have already been required to budget and price their products to pay for voluntary and required EPR fees. Altria is capable of doing the same. More to the point: litigation and legislation targeting cigarette butt pollution is coming — this Proposal is meant to place Altria in the best possible position to avoid litigation and to be ready to comply with and compete effectively under such requirements. By taking voluntary actions now, Altria can reduce future compliance costs and even potentially head off more significant litigation and legislation.

Finally, the Company says it is exploring additional consumer engagement and retailer partnership opportunities to increase awareness of the cigarette butt pollution issue and facilitate responsible cigarette butt disposal. While a positive step, this falls well short of moving toward taking responsibility for the cleanup costs associated with the Company’s non-biodegradable and toxic products. The Company must assess the costs and benefits of efforts to ensure its poisonous components do not escape into the environment or are promptly captured if they do.

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24 https://no-smoke.org/cigarette-butt-litter-an-expensive-hazard/

25 https://www.coastal.ca.gov/publiced/ccd/extinct.html

26 https://www.bmj.com/company/newsroom/plastic-pollution-from-cigarette-butts-likely-costs-us26-billion-year-or-us186-billion-over-10-years/

27 https://www.europen-packaging.eu/wp-content/uploads/2021/04/EUROPEN-factsheet-on-EPR-for-used-packaging.pdf

28 https://www.altria.com/responsibility/protect-the-environment?src=resp-at-a-glance

29 https://www.altria.com/responsibility/protect-the-environment/environmental-impact-of-products

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2024 Proxy Memo Altria Group Inc | Producer Responsibility for Plastic Cigarette Waste

CONCLUSION

We recommend a “Yes” vote on this Shareholder Proposal 5. Toxic cigarette filters are a significant contributor to plastic pollution. In the U.S., taxpayers currently shoulder the burden for cleaning up this waste, but EU regulators have required the tobacco industry to take financial responsibility for cleanup. With similar legislation in place for a number of industries in the U.S., extended producer responsibility for cigarette waste is likely imminent. The Proposal requests that Altria assess the benefits of endorsing EPR policies, factor in the costs of failing to do so, and assessing what steps it can take now to voluntarily take responsibility for cleanup costs associated with its products.

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For questions, please contact: Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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